SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Old Mutual 2100 Absolute Return Master Fund, L.L.C.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4643 South Ulster Street, 6th Floor

Denver, Colorado 80237

Telephone Number (including area code): (720) 200-7600

Name and address of agent for service of process:

David J. Bullock

Old Mutual 2100 Absolute Return Master Fund, L.L.C.

4643 South Ulster Street, 6th Floor

Denver, Colorado 80237

Copies to:

George M. Silfen, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York, 10022

Andra Ozols, Esq.

Old Mutual Capital, Inc.

4643 South Ulster Street, 6th Floor

Denver, Colorado 80237

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

X	Yes	No

10079244.2

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver and State of Colorado on the 23rd day of June, 2006.

Old Mutual 2100 Absolute Return Master Fund, L.L.C.

By:	/s/ David J. Bullock
	Name:	David J. Bullock
	Title:	Manager

10079244.2